Exhibit 99.1

Mountain Province Diamonds Announces Tuzo Deep Diamond Recovery Results

Tuzo Deep Grade Potential Over 3 Carats per Tonne

Shares Issued and Outstanding: 80,715,558
TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, Nov. 8, 2012 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) is pleased to announce the microdiamond recovery results from the Tuzo Deep drill program completed in April 2012. The Tuzo Deep drill program defined the depth extension of the Tuzo kimberlite pipe over approximately 214 meters from the bottom of the current resource at 350 meters to a depth of 564 meters. Recovery of microdiamonds from the kimberlite intersects was undertaken by caustic fusion methods performed at the Geoanalystical Laboratories Diamond Services of the Saskatchewan Research Council ("SRC"), which is accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for diamond analysis using caustic fusion. The microdiamonds recovered by the SRC were then forwarded to the De Beers Kimberley Microdiamond Laboratory ("KMDL") for re-weighing of minus 0.3mm diamonds.

Patrick Evans, Mountain Province Diamonds President and CEO, commented: "Gahcho Kué is already the world's largest and richest new diamond mine. The diamond recovery results from the Tuzo Deep drill program confirm the potential for Gahcho Kué to be even larger and richer. The microdiamond results indicate the potential for the grade to increase to over 3 carats per tonne below 350 meters, which if confirmed would place Gahcho Kué amongst the richest of all known diamond deposits".

The combined SRC and KMDL caustic fusion diamond results for samples taken from Tuzo Deep are summarized below in Table 1.

Table 1

Total Weight (Kg)	Numbers of Diamonds According to Sieve Size Fraction (mm)											Total Diamonds
	+0.075 -0.106	+0.106 -0.150	+0.150 -0.212	+0.212 -0.300	+0.300 -0.425	+0.425 -0.600	+0.600 -0.850	+0.850 -1.180	+1.180 -1.700	+1.700 -2.360	+2.360 -3.350
657.13	1,199	999	547	446	281	156	87	42	16	2	1	3,776

Total carat weight of sample: 2.3330075
Total macro carats +0.5mm: 1.989658
Total macro carats +0.850mm: 1.485248

On July 3, 2012, Mountain Province announced that the results of the Tuzo Deep drilling indicate the potential for an increase in the Tuzo pipe volume by approximately 4.58 million cubic meters to approximately 11.78 million cubic meters. With an average density of at least 2.40 grams per cubic centimeter, a pipe volume increase of approximately 5 million cubic meters would be equivalent to an increase of approximately 12.4 million tonnes over 214 meters from a depth of 350 meters to 564 meters.

This estimate is based on the volcanological boundaries of the Tuzo pipe and includes areas of country rock dilution. Volume and tonnage of economic kimberlite will only be available after the internal geological model is constructed. Detailed petrological analysis is scheduled for completion next month. The results from the Tuzo Deep drill program will be integrated into a revised geological model for the pipe. It is estimated that an updated independent NI 43-101 resource statement incorporating the Tuzo Deep results will be available in Q1 2013.

Mr. Evans added: "Last winter's drill program was designed to define the depth extension of the Tuzo kimberlite to 750 meters. The flattening of the inclined drill holes as they entered kimberlite resulted in the depth extension being defined to only 564 meters. The potential exists for the kimberlite to remain open to depth well below 564 meters, which could add significant tonnage to the resource."

The current Tuzo Indicated Resource, grading 1.21 carats pet tonne, is from surface to a depth of 300 meters. The Inferred Resource, with an average grade of 1.75 carats per tonne, is from a depth of 300 meters to 350 meters. The increase in grade to depth is attributable to a generally lower degree of dilution as well as a coarser diamond distribution.

A March 2012 independent valuation of the Tuzo diamonds recovered from previous bulk sampling indicates an actual value per carat of $316 and a modeled value of $104 per carat. The largest and most valuable diamond recovered to date from the Gahcho Kué project comes from the Tuzo kimberlite. The 25.13 carat diamond is an octahedron of H color which has been valued independently at $20,000 per carat.

The Tuzo kimberlite is one of four known kimberlites within the Gahcho Kué joint venture with De Beers Canada Inc. Three of the four kimberlites (5034, Hearne and Tuzo) have a Probable Reserve of 31.3 million tonnes with a fully diluted grade of 1.57 carats per tonne, for total diamond content of 49 million carats. Based on this reserve, the Joint Venture is currently permitting the first mine which is expected to produce an average of 4.5 million carats per year for the first 11 years.

Mountain Province today also announced the retirement of Mr. Harry Dobson as a director of the Company. Mountain Province chairman, Mr. Jonathan Comerford, said: "Mr. Dobson has been a director of Mountain Province for more than 15 years and has made an enormous contribution to the success of the Company. We will miss his wise counsel and wish him well in retirement."

About Mountain Province Diamonds: Gahcho Kué is the world's largest and richest new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1
Phone: (416) 361-3562
E-mail: info@mountainprovince.com
www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:00e 08-NOV-12